SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32764

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

July 28, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of July 2017. A copy of each application may be obtained

via the Commission's website by searching for the file number, or for an applicant using the

Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An

order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on August 22, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street,

NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief

Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's

Office, 100 F Street, NE, Washington, DC 20549-8010.

Susa Registered Fund, L.L.C. [File No. 811-22924]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 19, 2017 and July 21, 2017, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of approximately $27,000 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on June 27, 2017 and amended on July 24, 2017.

Applicant's Address: 4400 Computer Drive, Westborough, Massachusetts 01581.

Ramius Archview Credit & Distressed Fund [File No. 811-23056]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has three beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(7) of the Act.

Filing Dates: The application was filed on July 6, 2017 and amended on July 18, 2017.

Applicant's Address: 599 Lexington Avenue, 19th Floor, New York, New York 10022.

RiverSource Tax-Exempt Series, Inc. [File No. 811-02686]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has transferred its assets to Columbia Intermediate Municipal Bond Fund, a series of Columbia Funds Series Trust I, and, on June 6, 2011, made a final distribution to its shareholders based on net asset value. Expenses of approximately $183,001 incurred in connection with the reorganization were paid by applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on December 16, 2016, and amended on July 17, 2017.

<u>Applicant's Address</u>: 50606 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                        Brent J. Fields
                        Secretary